Exhibit 99.2

Notice of Annual Meeting of Shareholders In consideration of the health and safety of our shareholders, directors and employees and in light of the accessibility of the virtual platform, our annual meeting of holders of common shares will be conducted virtually via a live webcast meeting on Tuesday April 25, 2023 at 10:00 a.m. (Eastern Daylight Time) at www.virtualshareholdermeeting.com/CNI2023. At this website, shareholders will be able to attend the meeting live, submit questions in writing or orally and vote their shares while the meeting is being held. As always, we encourage you to vote your shares prior to the annual meeting. For the purposes of: 1. receiving the consolidated financial statements for the year ended December 31, 2022, and the auditors’ reports thereon; 2. electing the directors; 3. appointing the auditors; 4. considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 11 of the accompanying management information circular) accepting the Company’s approach to executive compensation as disclosed in the “Statement of Executive Compensation” section of the accompanying management information circular; 5. considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 11 of the accompanying management information circular) accepting the Company’s Climate Action Plan as disclosed in the accompanying management information circular; and 6. transacting such other business as may properly be brought before the meeting or any adjournment or postponement thereof. The Board of Directors has fixed March 3, 2023 as the record date for the determination of the holders of common shares entitled to receive notice of the meeting and vote at the meeting. By order of the Board of Directors Cristina Circelli Vice-President, Corporate Secretary and General Counsel March 7, 2023 Montreal, Quebec CN-40 Book - Circulaire 2023 - EN.indb 2 2023-03-13 19:53